POWER TECHNOLOGY, INC.

5300 Memorial Drive - Suite 700
Houston, Texas 77007
(713) 621-4310 (713) 688-0622 Fax

January 23, 2007

U.S Securities and Exchange Commission
Division of Corporate Finance
Peggy Fisher, Assistant director
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC Comment Letter dated October 19,, 2006
Power Technologies, Inc. [File no. 0-24857]

Revised Preliminary Proxy Materials

Dear Ms. Fisher:

Power Technology, Inc. acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

s/ Bernard J. Walter

Bernard J. Walter
President and Chairman of the Board